UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2012

BioCryst Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-23186	62-1413174
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4505 Emperor Blvd., Suite 200

Durham, North Carolina 27703

(Address of Principal Executive Offices)

(919) 859-1302

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 210.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On October 30, 2012, BioCryst Pharmaceuticals, Inc. issued a news release providing an update regarding its BCX5191 development plan following discussion with the U.S. Food and Drug Administration. A copy of the news release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Important Additional Information and Where to Find It

BioCryst intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will also include a proxy statement and prospectus with respect to its previously announced proposed acquisition of Presidio Pharmaceuticals, Inc. (“Presidio”). The final proxy statement/prospectus will be mailed to the stockholders of BioCryst and Presidio. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction carefully and in its entirety when it becomes available because it will contain important information regarding BioCryst, Presidio and the proposed merger. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about BioCryst, without charge, at the SEC’s website (http://www.sec.gov/). Investors may also obtain these documents, without charge, from BioCryst’s website at http://investor.shareholder.com/biocryst/sec.cfm.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the equity financing connected to the acquisition of Presidio.

Participants in the Merger Solicitation

BioCryst and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders with respect to the transactions contemplated by the definitive merger agreement signed with Presidio. Information regarding BioCryst’s directors and executive officers is contained in BioCryst’s 2011 Annual Report on Form 10-K filed with the SEC on March 6, 2012 and its definitive proxy statement filed with the SEC on April 9, 2012 in connection with its 2012 meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

BioCryst Forward-Looking Statements

This Current Report contains forward-looking statements, including statements regarding future results, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors which may cause BioCryst’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Some of the factors that could affect the forward-looking statements contained herein include: that the FDA may require additional studies beyond the studies planned for product candidates or may not provide regulatory clearances (e.g. BCX5191) which may result in delay of planned clinical trials, clinical hold with respect to such product candidate or inability to move forward with development or the lack of market approval for such product candidate; that ongoing and future preclinical and clinical development may not have positive results; that the company or licensees may not be able to continue future development of current and future development programs; that such development programs may never result in future product, license or royalty payments being received; that the company may not be able to retain its current pharmaceutical and biotechnology partners for further development of its product candidates or may not reach favorable agreements with potential pharmaceutical and biotechnology partners for further development of product candidates; that actual cash burn rate may not be consistent with expectations; that the peramivir interim analysis may not be favorable or that BARDA/HHS may further condition, reduce or eliminate future funding of the peramivir program; that the planned merger with Presidio might not be completed for any number of reasons, most of which are outside of the control of BioCryst; that BioCryst may not be able to obtain the requisite financing to complete the planned merger with Presidio on commercially reasonable terms or that or that the financing may be raised at prices below the currently prevailing price for BioCryst common stock; that integration of BioCryst and Presidio may prove more challenging than anticipated or that anticipated benefits of the merger may not be achieved, or may be achieved less rapidly than anticipated; the outcome of any legal proceedings that may be instituted against BioCryst or Presidio; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, business and management strategies or the expansion and growth of Presidio’s operations; BioCryst’s ability to integrate Presidio’s business successfully after the closing of the merger agreement; and the risk that disruptions from the merger agreement will harm BioCryst’s or Presidio’s businesses. There can be no assurance that the proposed merger and financing will in fact be consummated. Other important factors include: that there can be no assurance that BioCryst’s or Presidio’s compounds will prove effective in clinical trials; that development and commercialization of BioCryst’s or Presidio’s compounds may not be successful; that BioCryst, Presidio or licensees may not be able to enroll the required number of subjects in planned clinical trials of its product candidates and that such clinical trials may not be successfully completed; that the companies or licensees may not commence as expected additional human clinical trials with product candidates; that 2012 operating expenses and cash usage will be within management’s expected ranges; that BioCryst or Presidio may not have sufficient cash to continue funding the development, manufacturing, marketing or distribution of products and that additional funding, if necessary, may not be available at all or on terms acceptable to BioCryst or Presidio. Please refer to the documents BioCryst files periodically with the Securities and Exchange Commission, specifically BioCryst’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, all of which identify important factors that could cause the actual results to differ materially from those contained in BioCryst’s projections and forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated October 30, 2012 entitled “BioCryst Provides Update Regarding BCX5191 Development Plan Following Discussion with FDA”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 30, 2012	BioCryst Pharmaceuticals, Inc.

	By:	/s/ Alane Barnes
Alane Barnes
General Counsel, Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 30, 2012 entitled “BioCryst Provides Update Regarding BCX5191 Development Plan Following Discussion with FDA”